Exhibit 21.1

Subsidiaries of the Registrant

Name	State or Other Jurisdiction of Incorporation or Organization
DemeRx IB, Inc.	Delaware
Kures Inc.	Delaware
Recognify Life Sciences, Inc.	Delaware
Neuronasal, Inc.	Delaware
Perception Neuroscience Holdings, Inc.	Delaware
Viridia Life Sciences, Inc.	Delaware
EmpathBio, Inc.	Delaware
Revixia Life Sciences, Inc.	Delaware
IntroSpect Digital Therapeutics, Inc.	Delaware
InnarisBio, Inc.	Delaware
EntheogeniX Biosciences, Inc.	Delaware
Psyber, Inc.	Delaware
PsyProtix, Inc.	Delaware
Atai Life Sciences US, Inc.	Delaware
Atai Life Sciences AG	Germany
Atai Life Sciences UK Ltd	England and Wales